Exhibit 99.2

79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2 Canada P. 416.865.0040 | F. 416.865.7380 www.torys.com

February 26, 2024

Colliers International Group Inc.

1140 Bay Street, Suite 4000

Toronto, Ontario

M5S 2B4

Dear Sirs/Mesdames:

Re: Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the heading “Canadian Federal Income Tax Considerations” in the Prospectus Supplement dated February 23, 2024 relating to the offering by Colliers International Group Inc. (the “Corporation”) of 2,479,500 Subordinate Voting Shares of the Corporation, which has been filed under the registration statement of the Corporation on Form F-10 (File No. 333-277184). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

/s/ Torys LLP